                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 11-K




            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999

                          Commission file number 1-7585




                      The Newhall Land and Farming Company
                              Employee Savings Plan




                      The Newhall Land and Farming Company
                       (A California Limited Partnership)
                            23823 Valencia Boulevard
                               Valencia, CA 91355

                              REQUIRED INFORMATION

Statements of Net Assets Available for Plan Benefits as of December 31, 1999 and 1998, Statements of Changes in Net Assets Available for Plan Benefits for each of the years in the two-year period ended December 31, 1999, Notes to Financial Statements, Schedule of Assets Held for Investment Purposes as of December 31, 1999, together with the Report and Consent of Independent Auditors, are attached and filed herewith.





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, Newhall Management Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                 The Newhall Land and Farming Company
                                 Employee Savings Plan

                                 Newhall Management Corporation, Trustee

June 26, 2000                    By:   /s/ Donald L. Kimball
                                     -------------------------------------------
                                       Donald L. Kimball
                                       Vice President - Finance and Controller

                      THE NEWHALL LAND AND FARMING COMPANY
                              EMPLOYEE SAVINGS PLAN

                        Financial Statements and Schedule

                           December 31, 1999 and 1998

                   (With Independent Auditors' Report Thereon)

                      THE NEWHALL LAND AND FARMING COMPANY
                              EMPLOYEE SAVINGS PLAN



                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULE



                                                                                                                    PAGE
Independent Auditors' Report                                                                                          1

Statements of Net Assets Available for Plan Benefits -
     December 31, 1999 and 1998                                                                                       2

Statements of Changes in Net Assets Available for Plan Benefits -
     Years ended December 31, 1999 and 1998                                                                           3

Notes to Financial Statements                                                                                         4


SCHEDULE

1    Schedule of Assets Held for Investment Purposes at Year-End                                                      7


Other schedules are omitted as they are not applicable or not required by Department of Labor Regulations.

                          INDEPENDENT AUDITORS' REPORT



The Compensation Committee of the
   Board of Directors of Newhall Management Corporation:


We have audited the accompanying statements of net assets available for Plan benefits of The Newhall Land and Farming Company Employee Savings Plan as of December 31, 1999 and 1998 and the related statements of changes in net assets available for Plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of The Newhall Land and Farming Company Employee Savings Plan as of December 31, 1999 and 1998 and the changes in those net assets for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in
Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.





May 11, 2000                            /S/ KPMG LLP

                                  THE NEWHALL LAND AND FARMING COMPANY
                                         EMPLOYEE SAVINGS PLAN

                         Statements of Net Assets Available for Plan Benefits

                                        December 31, 1999 and 1998




                                    Assets                            1999                  1998
                                                               -------------------   -------------------
Cash                                                        $           6,052                 4,852
Investments (notes 2 and 5)                                        15,598,344            14,614,055
                                                               -------------------   -------------------
                 Net assets available for Plan benefits     $      15,604,396            14,618,907
                                                               ===================   ===================


See accompanying notes to financial statements.

                      THE NEWHALL LAND AND FARMING COMPANY
                              EMPLOYEE SAVINGS PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

                     Years ended December 31, 1999 and 1998



                                                                         1999                  1998
                                                                  -------------------   -------------------
Dividend and interest income                                   $         302,691               210,845
Net appreciation in fair value of investments (note 5)                 1,747,402             2,231,628
                                                                  -------------------   -------------------
                                                                       2,050,093             2,442,473
                                                                  -------------------   -------------------

Contributions:
     From participants                                                   768,296               630,979
     From the Company                                                    344,585               299,950
                                                                  -------------------   -------------------
                                                                       1,112,881               930,929
                                                                  -------------------   -------------------
 Participant withdrawals                                              (2,177,485)             (985,769)
                                                                  -------------------   -------------------
                 Increase in net assets                                  985,489             2,387,633

Net assets available for Plan benefits:
        Beginning of year                                             14,618,907            12,231,274
                                                                  -------------------   -------------------
        End of year                                            $      15,604,396            14,618,907
                                                                  ===================   ===================


See accompanying notes to financial statements.

                      THE NEWHALL LAND AND FARMING COMPANY
                              EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998



(1)    DESCRIPTION OF THE PLAN

       The Newhall Land and Farming Company Employee Savings Plan (the Plan) is a defined contribution plan under the Internal Revenue Code of 1986 (the
       Code) Section 401(k) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan permits eligible employees of The Newhall Land and Farming Company and subsidiaries (the Company) to contribute up to $10,000 in 1999 and 1998. Employee contributions reduce an employee's currently taxable compensation and, therefore, are not subject to income taxes until the amounts are withdrawn from the Plan. An employee must complete one year of service as defined in the Plan and reach age 19 to become eligible to participate.

       For employee contributions of up to 6% of compensation, the Company may contribute an amount ranging from 25% to 75% of the employee's contribution depending upon the employee's length of service with the Company. Company contributions may be suspended if it is deemed appropriate by the Company's Board of Directors.

       Participants select the investment funds in which their contributions are to be invested from the four available funds of the Plan. The investment funds are the Fixed Income Fund, the Equity Index Fund, the Partnership Unit Fund and the Balanced Investment Fund. Company contributions, when made, are invested proportionately in the same funds as the employee contributions.

       Participants are fully vested in the Plan upon enrollment; accordingly, there are no forfeitures resulting from participant withdrawals.

       Normal distributions are made in full upon (1) retirement, (2) total and permanent disability, (3) death or (4) termination of employment. Participants showing hardship may withdraw part or all of their contributions and accumulated earnings or losses, limited to earnings and losses incurred prior to January 1, 1990, at the end of a calendar quarter. An employee who withdraws any amount of his or her contributions is not permitted to resume participation for twelve months. Employer contributions and the related accumulated earnings may be withdrawn only upon one of the four above-listed occurrences.
       Distributions and withdrawals are made in cash.

       The Plan permits loans to Plan participants, secured by the borrowing participant's interest in the Plan, on such nondiscriminatory terms and conditions as the Plan's administrative committee shall determine, provided, however, that such loans comply with applicable requirements of ERISA and the Code (including such restrictions as are necessary to prevent loans from being treated as distributions under Section 72(p) of the Code). The loans are treated as earmarked investments of the participants with interest repayments credited proportionately to the investment funds originally liquidated to provide the principal.

       Contributions by employees are voluntary and are determined as a specified percentage of base compensation, overtime and incentive compensation excluding that portion of compensation imputed for tax purposes as a result of fringe benefits and other similar forms of compensation.

       The Plan permits eligible rollover contributions from other qualified plans.

                                        4                            (Continued)

       In the event of Plan termination, all payments will be made as soon as practicable from the assets of the Plan based on the amount in each participant's individual and employer contribution accounts.

       Newhall Management Corporation is the sole trustee for the Plan.

       Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND PRACTICES

       (a)    BASIS OF ACCOUNTING

              The financial statements for the Plan are prepared on an accrual basis, primarily from data submitted to the Plan administrator by the companies that function as investment managers: Connecticut General Life Insurance Company (CIGNA), Newhall Depositary Company and Wells Fargo Bank.

       (b)    INVESTMENTS

              All investment income is allocated to individual participant accounts. The Fixed Income Fund, held by CIGNA, represents a deposit with an insurance company and is stated at contract value, which represents contributions and income earned, less distributions and expenses charged. The Partnership Unit Fund is invested in partnership units in the Company. The Equity Index Fund, held by Wells Fargo Bank, is a collective trust invested primarily in the common stocks that comprise the Standard & Poor's 500 Index. The Balanced Investment Fund, held by Wells Fargo Bank, is a collective trust invested primarily in common stocks that comprise the Standard & Poor's 500 Index and in U.S. Treasury Bonds. The Plan shares in the investment gains and losses of the securities underlying the Equity Index Fund, the Partnership Depositary Unit Fund and the Balanced Investment Fund, which are stated at fair value based on quoted market prices. Purchases and sales of securities are recorded on a trade-date basis.

              Loans to participants are stated at their outstanding balances, which approximate fair value.

       (c)    PLAN EXPENSES

              Expenses incurred in the administration of the Plan are borne by the Company.

       (d)    MANAGEMENT ESTIMATES

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of net assets and changes therein and the amount of any contingent assets or liabilities disclosed in the financial statements. Actual results could differ from estimates made.

       (e)    RECLASSIFICATIONS

              The Plan's 1998 financial statements have been reclassified to conform to the current year presentation.

                                        5                            (Continued)

(3)    INCOME TAXES

       The Internal Revenue Service (IRS) has issued a determination letter, dated September 1995, stating that the Plan constituted a qualified Plan under Sections 401(a) and 401(k) of the Internal Revenue Code and that it is exempt from federal income taxes under the provisions of Section 501(a) of the Code. The Plan has been amended since the latest IRS determination letter. The Plan administrator believes that the Plan is being operated in compliance with the applicable requirements and continues to be exempt from federal income taxes.

(4)    COMMITMENTS

       Included in net assets available for Plan benefits in the accompanying financial statements as of December 31, 1999 and 1998 are amounts totaling $287,276 and $67,109, respectively, allocated to accounts of persons who have requested withdrawal of their accounts from the Plan.

(5)    INVESTMENTS

       In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, ACCOUNTING FOR AND REPORTING OF CERTAIN DEFINED CONTRIBUTION PLAN INVESTMENTS AND OTHER DISCLOSURE MATTERS (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for Plan years ending after December 15, 1999 with earlier application encouraged. The Plan adopted SOP 99-3 during the Plan year ended December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements.

       The fair value of individual investments representing 5% or more of the Plan's net assets as of December 31, 1999 and 1998 is:

                                                                              1999                   1998
                                                                       -------------------    -------------------
                  Wells Fargo Bank Equity Index Fund                $         8,101,122              8,637,533
                  CIGNA Fixed Income Fund                                      5,058131              3,001,272
                  Wells Fargo Bank Balanced Investment Fund
                                                                              1,020,962              1,574,742
                                                                       ===================    ===================

       During 1999 and 1998, the Plan's investments appreciated in value, which include gains and losses on investments bought and sold (realized) and held (unrealized) during the year as follows:

                                                                              1999                   1998
                                                                       -------------------    -------------------
                  Mutual Funds                                      $         1,683,671              2,258,051
                  Partnership Unit Fund                                          10,601                (95,088)
                  Fixed Income Fund                                                  --                 19,141
                  Loan Fund                                                      53,130                 49,524
                                                                       -------------------    -------------------
                                Total                               $         1,747,402              2,231,628
                                                                       ===================    ===================

                                                                      SCHEDULE 1
                      THE NEWHALL LAND AND FARMING COMPANY
                              EMPLOYEE SAVINGS PLAN

           Schedule of Assets Held for Investment Purposes at Year-End

                                December 31, 1999


            IDENTITY OF
         ISSUER, BORROWER,
      LESSOR OR SIMILAR PARTY                DESCRIPTION OF INVESTMENT                   COST                CURRENT VALUE
------------------------------------    ------------------------------------        ------------------    ------------------
Wells Fargo Money Market*               Money market shares, $1 par              $          6,052                 6,052

Connecticut General Life
     Insurance Company
     (CIGNA)*                           Fixed Income Fund                               5,058,131             5,058,131

The Newhall Land and
     Farming Company*                   Partnership Unit Fund                             456,066               578,919

Wells Fargo Bank                        Equity Index Fund                               6,763,274             8,101,122

Wells Fargo Bank                        Balanced Investment Fund                          939,736             1,020,962

Loans to Plan participants              Notes secured by vested interest
                                           (93 total loans with interest rates
                                           ranging from 6.76% to 8.64%)                        --               839,210
                                                                                    ------------------    ------------------
                                                                                 $     13,223,259            15,604,396
                                                                                    ==================    ==================

*    Party in interest.

See accompanying independent auditors' report.

                      THE NEWHALL LAND AND FARMING COMPANY


                                INDEX TO EXHIBITS

         Exhibit
         Number       Description
         -------      -----------
          23          Independent Auditors' Consent